January 19, 2023

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Karl Hiller
Mr. Joseph Klinko

Re:               Securities and Exchange Commission (“SEC”) Comment Letter dated December 20, 2022, regarding U.S. Xpress Enterprises, Inc. (the “Company,” “USX,” “we,” “us,” or “our”) Form 10-K for the Fiscal Year Ended December 31, 2021, filed March 1, 2022, File No. 001-38528 (the “Form 10-K”)

Dear Messrs. Hiller and Klinko:

The following is in response to the written comments we received from the staff of the Division of Corporation Finance (the “Staff”) of the SEC, dated December 20, 2022, related to the Form 10-K. For your convenience, we have included the text of the Staff's comments from the SEC comment letter in bold immediately followed by the Company's response.

Form 10-K for the Fiscal Year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

1.
We note that you present a gross margin percentage for your Brokerage segment although in describing the computation you indicate that brokerage revenue less purchased transportation expense is being expressed as a percentage of "total operating revenue."

Please provide us with your computations of the Brokerage segment margin measures for each period and if the denominator in your computations is total operating revenue, rather than brokerage revenue, explain your rationale. Also provide us with your computations of the gross margin percentages for the Truckload segment and the consolidated entity and if there are material variations compared to your Brokerage segment gross margin percentages, tell us how you have considered these details for disclosure.

Please identify and quantify the components considered as cost of sales in computing your gross margin percentages for each segment, reconciled to the line items in your financial statements, and clarify how purchased transportation costs are appropriately identified as the only costs of sales for the brokerage segment in your view. For example, explain how you considered the costs of "brokerage employees" mentioned on page 38.

Response:

The reference to “total operating revenue” in the Gross Margin computation refers to total Brokerage operating revenue. We will remove the measure and no longer use “Gross Margin” in future filings. The revised format of the last table from page 39 of the Form 10-K is shown below.

	Year Ended December 31,
	2021		2020
	$	%	$	%	% Chg
	(dollars in thousands)
Brokerage operating revenues	381,006	100.0%	228,825	100.0%	66.5%
Brokerage operating expenses
Brokerage Purchased transportation	332,863	87.4%	209,298	91.5%	59.0%
Other Brokerage operating expenses	45,041	11.8%	32,236	14.1%	39.7%
Total Brokerage operating expenses	377,904	99.2%	241,534	105.6%	56.5%
Brokerage operating income	3,102	0.8%	(12,709)	-5.6%	N/A

The paragraph preceding the last table on page 39 of the Form 10-K will be revised in future filings to read as follows:
“The primary performance indicator of our brokerage business is brokerage operating margin (brokerage operating revenue, less brokerage operating expenses, as a percentage of brokerage operating revenue).  The largest factors that impact our brokerage operating margin are load count, revenue per load, and purchased transportation.  As an asset-light business, brokerage relies upon third parties to transport the loads it arranges, with the cost paid to the third party being reflected under brokerage purchased transportation.  The ratio of brokerage purchased transportation to brokerage operating revenue fluctuates based on factors such as freight volumes, freight rates, the ratio of contract to spot rate freight, the market rate for third party capacity, and the success of our team in negotiating for rates and capacity costs. Other operating expenses consist primarily of salaries, wages, & benefits, depreciation & amortization, and other general expenses.  The following table details our Brokerage segment operating revenues, purchased transportation expense and other operating expenses, total operating expenses, and operating income.”

2.
Given the distinguishing characteristics of your Truckload and Brokerage services, please expand your discussion and analysis to address the attribution of costs and expenses to these operating segments (e.g. quantify salaries, wages, and related expenses, and purchased transportation), consistent with Item 303(b) of Regulation S-K, and describe any material variations in the amounts or relationships with the associated revenues.

With regard to the increasing significance of the Variant operations and related concerns, please also disclose how the Variant operations are impacting revenues and expenses to comply with Item 303(a) of Regulation S-K (i.e. provide descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely to have a material impact on future operations).

Response:

In future filings, we will include the following attribution elements in our discussion and analysis.

“Our operating expenses are attributed to our two reportable segments as follows to arrive at operating income for each segment:

Salaries, wages and related expenses: Salaries, wages, and related expenses are primarily directly identifiable to an individual segment while some administrative salaries, wages, and related expenses are allocated to segments based on load count or other criteria.

Fuel and fuel taxes: Fuel and fuel taxes are directly identifiable to an individual segment, the Truckload segment.

Vehicle Rents and Depreciation and Amortization: Tractor rents and depreciation are charged to the Truckload segment, which is the only segment utilizing this equipment. Trailer rents and depreciation and other trailer operating costs are allocated to segments using a calculation of these costs on a per load basis multiplied by the number of loads moved in each segment during the period. Other depreciation and amortization, such as software, are allocated to segments based primarily on specific identification and some based on load count or other criteria.

Purchased Transportation: Purchased transportation expenses are primarily directly identifiable to a specific segment.  Purchased transportation expense is comprised of payments to independent contractors, which are charged to our Truckload segment and payments to third-party capacity providers are charged to our Brokerage segment.

Operating Expenses and Supplies: For the most part, supplies and maintenance costs are directly identifiable to an individual segment, primarily the Truckload segment. Trailer maintenance is allocated using a calculation of these costs on a per load basis multiplied by the number of loads moved in each segment during the period.

Insurance Premiums and Claims: Individual premiums and claims are directly identifiable to a segment.

Operating Taxes and Licenses: Operating taxes and licenses are directly identifiable to our Truckload segment.

Communications and Utilities: Communications and utilities are directly identifiable to the segment or are allocated to segments based on load count or other criteria.

General and Other Operating Expenses: General and Other operating expenses are directly identifiable to the segment or are allocated to segments based on load count or other criteria.”

Furthermore, as shown in the revised table in response to question 1, the most significant expense for the Brokerage segment is purchased transportation expense. In future filings, we will describe the material variations in purchased transportation expense consistent with the following: “Purchased transportation expense in the Brokerage segment increased $123.6 million, or 59.0%, primarily due to a 46.8% increase in cost per Brokerage load as industry capacity tightened and an 8.4% increase in our Brokerage load count. Purchased transportation expense in the Truckload segment decreased $5.5 million, or 1.8%, primarily due to a 32.6% decrease in independent contractor miles as compared to 2020 associated with fewer independent contractors in our fleet.”

The primary factors driving the variations in Brokerage revenue and Truckload revenue are described on page 39 of the Form 10-K.  If there are any expense categories, in addition to purchased transportation, that have materially changed between periods, we will discuss such changes at the reportable segment level in future filings.

Variant is part of our over-the-road (“OTR”) division with a focus on utilizing technology to optimize this portion of our OTR fleet. We have one chief operating decision maker (“CODM”) over all our Truckload operations that reviews a Truckload segment income statement. As we scaled our Variant operations throughout 2021 recruiting more of our OTR fleet into this digital model, we saw deterioration in some of Variant’s key performance indicators (“KPIs”) (utilization, driver turnover, and revenue per tractor per week) during the back half of 2021 as discussed on page 35 of the Form 10-K: “During the second half of 2021, Variant’s turnover, utilization, and revenue per tractor per week began to deteriorate and those trends accelerated in the fourth quarter.” At the end of 2021 and throughout 2022, we made steady progress correcting our strategy for our OTR fleet, including Variant. Starting in the third quarter of 2022, we instituted a Realignment Plan, including significant changes in how we manage our OTR fleet. There were leadership changes in our OTR fleet, as well as changes in our operating model with less automation and more manual domain knowledge and significant cost reductions.

To build our Variant model, we primarily incurred increased costs related to salaries, wages, and benefits, our Atlanta office, which primarily served as an office for Variant, and capitalized costs of software development. As a result of the Realignment Plan, there has been a reduction in such costs, as discussed on page 20 of our Form 10-Q for the Fiscal Quarter Ended September 30, 2022, filed November 3, 2022. In future filings, we will continue to discuss any material impact on our Realignment Plan on our reported operations, as well whether the Realignment Plan is reasonably likely to have a material impact on our future operations. There has been no change in CODM as a result of our Realignment Plan.

Financial Statements
Note 12 – Commitments and Contingencies
Legal Proceedings, page 72

3.
We note that you identify and discuss several matters involving litigation which you appear to collectively summarize with two partially conflicting disclosures, stating that management believes ultimate disposition" is not expected to have a materially adverse effect" on your financial position or results of operations, while also stating that "outcomes could be material to our operating results for any particular period…"
Please revise your disclosures to resolve these conflicting perspectives and to specify the extent of damages claimed by the counterparties for each matter, where you are unable to estimate the amount of reasonably possible loss or reasonably possible range of loss. Please also clarify which amounts are associated with your disclosure stating that damages claimed "are unsupported and/or exaggerated," and identify those matters for which damages have not yet been quantified or fully quantified.

Please also explain whether your assessments associated with the term "ultimate disposition" are based on an estimate of the cumulative settlement amounts, or are focused on a potential final periodic charge, excluding any existing reserves, as suggested on page 33, or possible subsequent adjustments to reserves prior to an ultimate disposition; and modify the associated risk factor disclosures on pages 27 and 30, and the legal proceedings disclosure on page 33, as necessary to clarify your assessments of the reasonably possible outcomes of present litigation and to differentiate these from the risks of loss associated with unrelated future litigation.

Tell us how your various disclosures expressing a view on the materiality of ultimate disposition, as referenced above, reconcile with disclosures on pages 72-75, indicating that you have been unable to estimate your exposure to loss.

Response:

We will revise future filings by deleting the first two paragraphs of footnote 12 and replacing them with the following language:

“The Company is party to certain legal proceedings incidental to its business. We record a liability when we believe that it is probable that a loss has been incurred and the amount can be reasonably estimated. If we determine that a loss is reasonably possible and the loss or range of loss can be estimated, we will disclose them in this footnote. For the cases described below, management is unable to provide a meaningful estimate of the possible loss or range of loss because, among other reasons, (1) there is uncertainty as to the outcome of the proceedings, including pending appeals; (2) the proceedings are in various stages; and/or (3) there are significant factual issues to be resolved. Furthermore, many cases may not specify a dollar amount for damages. To the extent an amount is specified, our historical experience suggests that in most instances the amount specified is not a reliable indicator of the outcome of the proceeding.”

We will revise future filings to delete the following language from the Legal Proceedings section: “Based on its knowledge of the facts and, in certain cases, advice of outside counsel, management believes the resolution of claims and pending litigation, taking into account existing reserves, will not have a materially adverse effect on us.”

We will revise future filings to distinguish in the risk factor disclosures any assessment of pending claims and litigation from any assessment of future claims and litigation.

We are unable to reasonably estimate a range of potential losses with respect to the California Wage and Hour Class Action Litigation, Stockholder Claims, or Stockholder Derivative Action discussed in footnote 12 to the financial statements. We note your request to specify the extent of damages claimed by the counterparties, as well as to clarify which damages are unsupported and/or exaggerated. We are concerned that disclosing such information would (i) imply that such claims for damages are a reasonable basis to estimate the range of loss for a particular matter, (ii) mislead investors to believe that such claims for damages represent a reliable predictor of future results, and (iii) prejudice our legal strategies with respect to such litigation. Furthermore, we do not believe that such disclosure is required by FASB Accounting Standards Codification 450 (ASC 450). Consequently, it would be our intent to develop such estimates based upon our knowledge of the facts and, in certain cases, advice of outside counsel, and include appropriate disclosures in accordance with ASC 450 in our future filings.

Note 17 – Segment Information, page 79

4.
We understand from your disclosure that you aggregate OTR trucking and dedicated contract services in the Trucking segment because you have concluded that these operations have similar economic characteristics. You explain that OTR includes "solo and expedited" team services, while dedicated contract involves equipment and services being provided under long-term contracts.
Given your disclosure on page 39, describing the primary factors underlying changes in Truckload revenue, stating that a 13.2% increase in average revenue per loaded mile is "primarily due to an approximate 9.0% increase in contractual rates combined with a greater than 40% increase in spot rates...," please clarify how you are able to maintain that OTR and dedicated contract service offerings have similar economic characteristics, i.e. address the apparent differing levels of exposure to market shipping rates.
Also explain to us how the Variant operations described on pages 4, 7, 19, and 35, would meet the economic criteria for aggregation, considering the economic dissimilarities that you mention and the change in leadership announced in your 2021 earnings release, with technology and operations teams now reporting directly to your CEO.

If you believe that the OTR, brokerage and Variant operations are appropriately aggregated based on similar economic characteristics please submit for our review the analyses that you have performed in arriving at this view, covering their actual historic performance and any assumptions regarding their long-term performance.

Response:

We have two reportable segments, Truckload and Brokerage. Both OTR and Dedicated are divisions within the Truckload reportable segment and are in the business of providing truckload transportation of freight, which involves moving a full 53-foot trailer for a single customer from origin to destination. Variant is part of our OTR division with a focus on utilizing technology to optimize this portion of our OTR fleet. We do not have a discrete measure of profit or loss for OTR (including Variant) or Dedicated that is used by our CODM to make resource allocation decisions. As such, neither OTR (which includes Variant) nor Dedicated meet the definition of an operating segment; therefore, they are part of the same operating segment. From a CODM standpoint, we evaluate the OTR (including Variant) and Dedicated divisions using common KPIs: utilization, driver turnover, and revenue per tractor per week.  In future filings, we will remove language discussing “aggregation” related to our OTR (including Variant) and Dedicated divisions, as OTR (including Variant) and Dedicated are part of the same operating segment.

5.
Given that you report operating income/loss as the segment performance measures, please expand your tabulations to include depreciation, depletion, and amortization expense attributable to each segment to comply with FASB ASC 280-10-50-22(e).

Response:

Going forward, we will include in the following table:

	2021	2020	2019
Revenues
Truckload	$1,567,520	$1,513,276	$1,521,494
Brokerage	381,006	228,825	185,867
Total Operating Revenue	$1,948,526	$1,742,101	$1,707,361

Operating Income (Loss)
Truckload	$15,323	$56,267	$24,071
Brokerage	3,106	-12,716	1,999
Total Operating Income	$18,429	$43,551	$26,070

Depreciation & Amortization
Truckload	$79,219	$101,490	$94,017
Brokerage	2,757	1,337	320
Total Depreciation & Amortization	$81,976	$102,827	$94,337

Controls and Procedures
Management’s Report on Internal Control over Financial Reporting, page 81

6.
We note your disclosure indicating that management conducted an assessment of the effectiveness of your internal control over financial reporting, and that their conclusions were subject to audit, although you do not include a statement of their conclusions.

Please disclose management's assessment as to whether or not internal control over financial reporting was effective to comply with Item 308(a)(3) of Regulation S-K.

Response:
Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.
Going forward, we will add the following sentence: “Management concluded that the Company’s internal control over financial reporting was effective as of December 31, ____.” at the end of the paragraph: “Management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013).”

Should you have any questions or comments regarding our responses or if any additional or supplemental information is required by the Staff, please feel free to contact me at 423-510-3275.

Sincerely,

/s/ Eric Peterson
Eric Peterson
Chief Financial Officer

c: Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.